SSYS Q1 2017 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ first quarter 2017 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our first quarter financial results. On the call with us today are Ilan Levin, CEO, and Lilach Payorski, CFO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements made on this call regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys and various entities that it has acquired, including MakerBot, Solid Concepts, Harvest and GrabCAD, or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report on Form 20-F, which we filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter ended, March 31, 2017, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys’ 2016 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Shane.

Good morning everyone, and thank you for joining today’s call.

We remain encouraged by our efforts to achieve deeper engagement with customers in our key vertical markets during the first quarter.

This customer-centric approach has resulted in encouraging progress in developing rapid prototyping, tooling, and production part applications that are being driven by the specific requirements of industry-leading aerospace and automotive manufacturing companies.

We continue to believe that by gaining greater insights into the specific needs and requirements of our customers, we are unlocking significant value and growing the adoption our products and services going forward.

I will return later in the call to provide you more details on these important initiatives, as well as other key developments, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Ilan, and good morning, everyone.

We are pleased with our first quarter results, which includes growth in recurring revenues that demonstrates strong utilization of our installed base of systems.

Additionally, the trend of reduction in operating expenses has continued into the quarter, and with this reduction we have aligned our resources as we shift towards addressing specific high-value added applications in our key vertical markets.

Total revenue in the first quarter was $163.2 million compared to $167.9 million for the same period last year.

GAAP operating loss for the first quarter was $12.6 million, compared to a loss of $21.1 million for last year.

Non-GAAP operating income for the first quarter was flat, year over year, at $4.0 million.

SLIDE 8: REVENUE

Product revenue in the first quarter decreased by 3% to $115.1 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 11% compared to the same period last year, primarily driven by a shift in our product mix towards lower end systems, which is mainly the result of the successful introduction of our low cost, high value F123 offering to the rapid prototyping professional market.

We continued to see favorable trends around system utilization and demand for our premium materials, which contributed to consumables revenue increasing by 7% as compared to the same period last year.

The growth we see in our premium materials supports our focus on specific value-added solutions and gives us confidence to increase our efforts in target industry markets.

Services revenue in the first quarter decreased by 2% to $48.1 million, as compared to last year.

Within service revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 7% compared to the same period last year, driven primarily by growth in our installed base of systems.

As we put greater strategic focus on additive manufacturing offerings, we expect to transition away from the lower revenues attributed to conventional manufacturing services within our Stratasys Direct Manufacturing business.

SLIDE 9: GROSS MARGIN

GAAP gross margin decreased slightly to 47.1% for the first quarter, compared to a GAAP gross margin of 48.3% for the same period last year.

Non-GAAP gross margin decreased to 51.2% for the first quarter, compared to 55.1% for last year, driven by a shift in sales mix.

Product gross margin decreased to 57.9%, compared to 61.1% for the same period last year, driven by the shift in sales mix described earlier, relating to the introduction of our low-cost, high-value offering to the rapid prototyping professional market.

Service gross margin decreased to 35.0%, compared to 40.4% for same period last year, driven primarily by lower service revenues ratio to fixed expenses.

SLIDE 10: OPERATING TRENDS

GAAP operating expenses decreased by 12% to $89.5 million for the first quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 10% to $79.5 million for the first quarter versus last year.

The favorable trends in operating expenses over the last year reflect the positive impact of our overall focus on improving efficiencies across the company.

We have aligned our resources as we continue to focus on addressing specific high-value added applications in our key vertical markets.

These cost efficiencies are in line with our long-term growth strategy, which includes increased investments in areas we see as critical to our long-term growth and productivity.

SLIDE 11: BALANCE SHEET & CASH FLOW FROM OPERATIONS SUMMARY

The Company generated $25.4 million of cash from operations during the first quarter, as compared to $31.6 million for the first quarter last year.

We were pleased to end the first quarter with $297.2 million in cash and cash equivalents, compared to $280.3 million at the end of 2016.

Inventory at the end of the first quarter decreased to $116.0 million as compared to $117.5 million at the end of 2016, as we maintain tight control on inventory levels.

Accounts receivable decreased to $115.1 million, compared to $120.4 million at the end of 2016, with DSO on 12-month trailing revenue at 63.

SLIDE 12: SUMMARY

In summary:

1.)	We are pleased with the growth in recurring consumables and service contract revenue, driven by strong system utilization and growing demand for our premium materials.
2.)	We continue to focus on operational performance, which is reflected by significant reduction in operating expenses.
3.)	Our strategy to invest in value-added solutions within our key target markets continues, while aligning costs and resources with our long term goals.
4.)	And finally, our favorable cash position, including cash generation and a strong balance sheet, provide us with the capital needed to take advantage of opportunities going forward.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2017 financial guidance. Shane?

SLIDE 13: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Lilach.

Our guidance for 2017 remains as follows:

1.	Total revenue in the range of $645 to $680 million, with non-GAAP net income in the range of $10 to $20 million, or $0.19 to $0.37 per diluted share.
2.	GAAP net loss of $53 to $39 million, or ($1.00) to ($0.73) per basic share.
3.	Non-GAAP operating margin of 3% to 5%.
4.	Capital expenditures projected at $40 to $50 million.

Non-GAAP earnings guidance excludes $34 million of projected amortization of intangible assets; $18 to $20 million of share-based compensation expense; $2 to $3 million in merger and acquisition related expense; and $8 to $10 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

We maintain a relatively high estimated non-GAAP tax rate for 2017 given the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year. These deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset prospective tax liabilities.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income loss, the Company believes non-GAAP operating profit would be the best measure of our performance in 2017.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Now, I'd like to turn the call back over to our CEO, Ilan Levin. Ilan?

SLIDE 14: STRATEGY UPDATE

SPEAKER: Ilan Levin

Thank you, Shane.

We are pleased with the continued progress we are making in building more meaningful relationships with our customers, which is demonstrated by the many exciting customer use cases and applications we have shared so far this year.

We believe our emphasis on improving customer engagement with key customers in our targeted industry verticals of aerospace, automotive, and healthcare, combined with our extensive knowledge and capabilities, is allowing us to bring increased value to the market.

SLIDE 15: GAINING TRACTION IN ADVANCED MANUFACTURING

Our recently announced strategic collaboration with SIA Engineering Company, a major provider of aircraft maintenance, repair, and overhaul services in the Asia-Pacific region evidences our strategic focus on building deeper, long term customer relationships in key vertical markets.

The strategic collaboration will combine Stratasys’ deep expertise in additive manufacturing, as applied to aerospace applications, with SIA Engineering Company’s comprehensive service offerings, to provide on-demand parts solutions to their airline customers.

As part of the collaboration, we will jointly establish a Singapore-based Additive Manufacturing Service Centre that offers design, engineering, certification support, and part production services.

The new service center will serve as a one-stop shop to provide aftermarket cabin interior parts, as well as services that support part redesign, engineering and material testing, airworthiness certification support, and final part production.

Additionally, we recently collaborated with Strata, an aerospace composite structure manufacturer, as well as with Siemens, in producing aircraft interior parts for Etihad Airways.

As we have shown with our existing relationships with leading aerospace manufacturers, such as Airbus and Boeing, we are committed to advancing the use of additive manufacturing for high requirement aerospace applications, and believe these new developments represent further traction for our proprietary technology within the aerospace industry.

Last quarter, we announced that Stratasys was appointed as the Official Supplier of 3D printing solutions to the McLaren-Honda Formula 1 team.

We are pleased to share that McLaren Racing has quickly expanded its use of Stratasys FDM and PolyJet 3D Printing Solutions to produce final 3D printed race-ready parts for the new MCL32 Formula 1 race car, as well as to produce manufacturing tools to advance production.

Improved performance has been driven by the use of the parts, which include:

1.	A hydraulic line bracket printed on a Fortus 450mc Production 3D Printer with our new carbon-fiber reinforced nylon material, Nylon 12CF;
2.	A flexible radio harness location boot, printed on a J750 3D Printer in rubber-like material;
3.	A carbon fiber composite brake cooling duct created using ST-130 wash-out soluble material specifically developed for sacrificial tooling applications; and
4.	A large rear wing flap extension manufactured in carbon fiber-reinforced composites using a 3D printed lay-up tool produced on the Fortus 900mc Production 3D Printer.

Additionally, McLaren Honda has dedicated a Stratasys FDM 3D Printer to track-side use, bringing the technology closer to the action, enabling the team to produce parts and tooling on demand.

We believe that our relationship with McLaren Formula 1 racing enables us to understand and deliver added value based applications for this quick turn-around, demanding automotive environment.

Another exciting application that we recently announced was Siemens Mobility’s use our Fortus 900mc Production 3D Printer and ULTEM material to produce parts that include housing covers for the couplers on the front of trams.

Adopting Stratasys FDM technology for this application led to dramatically shorter delivery times and higher part quality.

These parts are also now being produced on-demand, allowing customers who require replacement parts, or who need to make changes to existing designs, to order custom parts online, which are then 3D printed and delivered.

Most recently, we announced that Stratasys Direct Manufacturing is now collaborating with Peacocks Medical Group, a leading medical equipment supplier and creator of Podfo orthotics, to optimize 3D printing for large-scale production of custom orthotics.

In a healthcare application such as orthotics, customization based an individual’s anatomy and medical requirements exemplifies how 3D printing can produce highly customized solutions to improve a patient’s quality of life.

SLIDE 16: STRATASYS CONTINUOUS BUILD 3D DEMONSTRATOR

Highlighting our ongoing commitment to drive innovation, we recently unveiled our latest technology demonstrator, the Stratasys Continuous Build 3D Demonstrator, a new additive manufacturing platform comprised of a modular unit with multiple 3D print cells working simultaneously, and driven by a central, cloud-based architecture.

The new platform will leverage our core FDM technology, GrabCAD control and monitoring, and multi-cell scalable architecture to produce parts in a continuous stream with minor operator intervention, automatically ejecting completed parts and commencing new ones.

Additional cells can be added at any time to the scalable platform, making it fast and easy to increase production capacity in accordance with needs.

Automatic queue management, load balancing and architecture redundancy further accelerate throughput, as jobs are automatically routed to available print cells

Target applications will include service bureaus, education rapid prototyping labs, and volume manufacturing environments that can benefit from part production without tooling and from zero-inventory supply chains.

Stratasys Technology 3D Demonstrators, including our Infinite Build 3D Demonstrator and Robotic Composite 3D Demonstrator announced last year, represent a development path for Stratasys which will yield new manufacturing-focused technology and products, but which are not commercially available at this time.

SLIDE 17: METAL ADDITIVE MANUFACTURING INITIATIVES

I would like to recap several announcements that we have made regarding our activity with respect to metal applications.

We are actively strengthening our knowledge and expertise in metal additive manufacturing, building off the strong base of knowledge within Stratasys Direct Manufacturing, which currently has one the largest 3rd party installations of DMLS systems.

Through our SDM service, we are currently a provider of metal parts services to customers in our key vertical markets.

Leveraging our leading additive manufacturing assets, we have been actively augmenting our internal product and service offerings with investments and partnerships with other leading players in the metal additive manufacturing space.

Recently, we made public a strategic investment in LPW Technology, a market leader in developing, manufacturing, and supplying metal powder end-to-end solutions for additive manufacturing.

LPW already supplies leading OEM and Tier-1 suppliers with metal powders for additive manufacturing processes, as well as an intelligent powder management system that enables the traceability and management of metal powder batches throughout their lifecycle to meet specific quality requirements for the aerospace, defense, automotive and medical-implant industries.

Most recently, we announced a strategic partnership with Desktop Metal, an exciting new manufacturer of metal 3D printing systems.

Stratasys was one of the first investors in Desktop Metal, and Scott Crump, our founder and Chief Innovation Officer has been on its Board of Directors since 2015.

This announcement builds upon this history of collaboration with new efforts to provide Desktop Metal access to selected Stratasys resellers who will be granted authorization to carry Desktop Metal’s products in the future.

We view Desktop Metal’s solutions as a complementary technology to Stratasys’ leading PolyJet and FDM plastic solutions.

SLIDE 18: SUMMARY & OUTLOOK

In summary:

1.	We are encouraged by our efforts to achieve deeper customer engagement within our targeted industry verticals of aerospace, automotive, and healthcare.
2.	We are focused on expanding our relationships with key global manufacturing companies and unlocking value around customer-specific applications, which we believe will grow adoption of our products and services.
3.	Looking forward, we remain focused on better allocating our resources to achieve our long-term goals, and we remain excited about the Company’s future and the long-term growth potential within our industry.

Operator, please open the call for questions.

SLIDE 19: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 20: FINANCIAL RECONCILIATION TABLES